UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule (13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d2(a)
(Amendment No. 5)*

Azure Power Global Limited
(Name of Issuer)

Equity Shares
(Title of Class of Securities)

V0393H103
(CINS Number)

Soulef Hadjoudj Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CINS NO. V0393H103	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CDPQ Infrastructures Asia Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,997,365
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,997,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,997,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6%
14	TYPE OF REPORTING PERSON CO

CINS NO. V0393H103	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,997,365
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,997,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,997,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6%
14	TYPE OF REPORTING PERSON OO

CINS NO. V0393H103	SCHEDULE 13D	Page 4 of 7

ITEM 1.	SECURITY AND ISSUER.

This amendment No. 5 (“Amendment No. 5”) to Schedule 13D relates to the Schedule 13D filed on October 27, 2016 (the “Original Schedule 13D”) by CDPQ Infrastructures Asia Pte Ltd. (“CDPQ Infrastructures”) and Caisse de dépôt et placement du Québec (“CDPQ” and, together with CDPQ Infrastructures, the “Reporting Persons”) relating to Equity Shares (the “Shares”) issued by Azure Global Power Limited (the “Issuer”). The principal executive offices of the Issuer are located at 3rd Floor, Asset 301-304 and 307, WorldMark 3, Aerocity, New Delhi, 110037, India.

Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 5, the Original Schedule 13D is unchanged.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“On March 26, 2019 CDPQ Infrastructures purchased an additional 156,040 Shares in open market transactions for an aggregate purchase price of $1,716,440. The source of the funds used by CDPQ Infrastructures to acquire such additional Shares was working capital provided by CDPQ. The source of funds used by CDPQ to provide such working capital to CDPQ Infrastructures was funds on deposit at CDPQ.”
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“The responses to this Item 5 and the information on the cover page are based on their being 40,823,790 Shares outstanding, as disclosed in the Issuer’s Final Prospectus filed with the SEC on October 9, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933.

(a) and (b) As a result of the transactions described in the Original Schedule 13D, as amended, and in this Amendment No. 5, CDPQ Infrastructures is the direct beneficial owner of 16,997,365 Shares, which represents 41.6% of the Issuer's outstanding Shares. CDPQ, through its ownership of CDPQ Infrastructures, may be deemed to share voting and dispositive power over the Shares beneficially owned or deemed to be beneficially owned by CDPQ Infrastructures.

(c) The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Persons have not effected any transaction in the Shares in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.”

CINS NO. V0393H103	SCHEDULE 13D	Page 5 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 27, 2019

CDPQ INFRASTRUCTURES ASIA PTE LTD.
By:	/s/ Cyril Cabanes
Name: Cyril Cabanes Title: Director

CINS NO. V0393H103	SCHEDULE 13D	Page 6 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 27, 2019

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By:	/s/ Soulef Hadjoudj
Name: Soulef Hadjoudj Title: Legal Counsel

CINS NO. V0393H103	SCHEDULE 13D	Page 7 of 7

Annex B
Schedule of Transactions
CDPQ INFRASTRUCTURE ASIA PTE. LTD
Date of Transaction	Security	Amount of Securities Bought	Unit Cost	Where and How Effected
03/13/2019	Equity Shares	5,715	$10.92	Open Market
03/14/2019	Equity Shares	5,200	$11.00	Open Market
03/20/2019	Equity Shares	18,800	$11.00	Open Market
03/21/2019	Equity Shares	130,100	$11.00	Open Market
03/22/2019	Equity Shares	104,655	$11.00	Open Market
03/25/2019	Equity Shares	133,288	$11.00	Open Market
03/26/2019	Equity Shares	156,040	$11.00	Open Market

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
None.